Mail Stop 3561

June 18, 2008

By Facsimile and U.S. Mail

Randall D. Holmes
Chief Executive Officer
Ridgewood Electric Power Trust V
1314 King Street
Wilmington, DE 19801

> **Re:** **Ridgewood Electric Power Trust V**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 26, 2008**
> **File No. 0-24143**

Dear Mr. Holmes:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief